May 15, 2015

VIA EDGAR

David L. Orlic, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	EnerSys

Schedule TO-I

Filed May 1, 2015

File No. 005-80416

Dear Mr. Orlic:

On behalf of EnerSys (the “Company”), this letter responds to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter, dated May 12, 2015, regarding the above referenced filing. Each of the Staff’s comments is set forth below in italicized, bold face type, followed by the Company’s response in regular type. All terms used in this response letter and not otherwise defined herein are defined in the Company Notice (the “Company Notice”) included as an exhibit to the Schedule TO-I filed by the Company with the SEC on May 1, 2015.

1.	Please provide an analysis as to whether the call for redemption and the conversion right are arrangements to purchase, and/or could result in purchases of, the notes apart from the tender offer under Rule 14e-5.

Response: The Company does not believe that the terms and conditions of the call for redemption or the conversion right present any of the fraudulent or manipulative practices that Rule 14e-5 was intended to address. None of the steps taken pursuant to the redemption or the conversion will impact the Offer consideration, conversion rate or other terms of the Offer. In addition, as noted in the Company Notice, the terms and conditions of the Offer, the right to call

David L. Orlic, Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

May 15, 2015

for redemption and Holders’ conversion rights are dictated by the provisions of the Indenture. Those provisions were agreed to in May 2008 when the Notes were issued and, therefore, are not arrangements to purchase the Notes by the Company during the period that Rule 14e-5 applies to the Offer (the “Restricted Period”).

As for any potential purchases of Notes pursuant to the call for redemption or the conversion right, any purchases of Notes pursuant to the call for redemption will not take place during the Restricted Period. Those redemptions, if any, would happen on June 8, 2015. It is unlikely, however, that Holders will allow for the Notes to be redeemed because the terms of the redemption are not economically advantageous to the Holders. Rather, Holders will most likely choose to exercise their conversion rights. Because Holders may exercise their conversion rights at any time until June 5, 2015, it is possible that conversions of Notes pursuant to the conversion rights could happen during the Restricted Period. However, Holders who convert prior to June 1, 2015 will effectively be giving up their interest payment for the interest period beginning on December 1, 2014. Accordingly, we believe it is unlikely that a substantial number of holders would exercise their conversion rights during the Restricted Period.

The Company does not believe that the potential purchase of Notes as a result of the exercise of a Holders’ conversion rights during the Restricted Period should be viewed as a violation of Rule 14e-5. As noted above, any such purchases will not impact the terms or conditions of the Offer, call for redemption or conversion. In addition, the terms and conditions of the Offer, call for redemption and conversion rights are substantially similar to the factual situations where that the Staff has previously granted no-action relief from the application of Rule 14e-5. See, e.g., CenterPoint Energy, Inc. (available December 21, 2006) and Boston Properties Limited Partnership (available December 29, 2011). The factual situations presented in the CenterPoint Energy and Boston Properties letters are similar in all material respects to the factual situation presented by the Offer and the Company’s redemption of the Notes. The structure of the securities involved and the mechanics of the put option and redemption right in both the CenterPoint Energy and Boston Properties letters are identical in all relevant respects to the situation presented here. Similar to the Boston Properties letter, the call for redemption will not affect the conversion rate of the Notes and applies equally to all Holders such that it does not involve an investment decision by Holders. Similar to the CenterPoint Energy letter, the conversion value of the Notes is in excess of both the put and redemption repurchase prices such that the Company does not believe that the exercise of the put and redemption will be viewed by Holders of the Notes as economically advantageous. In addition, the Company’s situation and that in both the CenterPoint Energy and Boston Properties letters all involve the exercise of a redemption right at a redemption price that is substantially equivalent to the price offered pursuant to the put option and pursuant to redemption terms that were contractually fixed in the applicable (and publicly available) indentures at the time of issuance of the securities.

Accordingly, for the reasons described above, the Company respectfully submits that its call for redemption of the Notes and the related notice of availability of conversion rights does not involve any of the abuses intended to be addressed by Rule 14e-5 and should be permitted to proceed in the manner contemplated by the Schedule TO.

David L. Orlic, Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

May 15, 2015

2.	We understand that the notes became convertible at the current conversion price on March 1, 2015, and that this right originally extended until June 1, 2038. We also understand that the company issued a redemption notice on May 7, 2015 which had the effect of shortening the conversion period so that it expires on June 5, 2015. It appears that this shortening of the conversion period could have the effect of transforming the conversion right into a tender offer as of May 7, 2015, given that the conversion could be for cash and is at a specified price and for a specified, limited time period. Please provide an analysis as to whether the conversion right is in fact a tender offer, or demonstrate how, with respect to the conversion right, you have already complied with all the disclosure and procedural rules applicable to a tender offer, other than the filing of a Schedule TO explicitly pertaining to the conversion right. Please also tell us what consideration you gave to disclosing the actual conversion price in clear terms, based on a recent stock price.

Response: The Company does not believe the terms and conditions of the current conversion right should be viewed as a tender offer based on an analysis of the factors typically considered by the SEC and courts in assessing whether purchases are a “tender offer.” See Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979). Those factors include that the terms and conditions of the current conversion rights were agreed to by the Holders in May 2008 when the Notes were issued, and the Notes have been freely convertible, regardless of any conditions, since March 1, 2015. The issuance and timing of the redemption notice should not be viewed as transforming the longstanding terms of the conversion rights into a tender offer.

The Company notes that, if the redemption notice were viewed as transforming the conversion rights into a tender offer, the Holders have already been provided with the disclosure and procedural protections required by SEC’s tender offer rules. The Offer is being conducted in accordance with the provisions of Exchange Act Rule 13e-4 and Regulation 14E, and Holders have recently been provided with information in the Company Notice that supplements the information about the conversion rights in the Indenture. The Company believes Holders have the information necessary to make an informed investment decision regarding their conversion rights. In that regard, the Company has considered whether additional information regarding the conversion price based on a recent stock price should be included in the Company Notice. Section 2.3 of the Company Notice includes the current conversion rate and conversion price of the Notes and other key information related to the conversion rights of Holders, including that the Company has the right to satisfy its conversion obligations entirely in Common Stock, entirely in cash, or by delivering a combination of cash and shares of Common Stock. The Company believes highlighting a potential cash payment based on a historical stock price is not necessary for Holders to understand the terms of the conversion and could be potentially misleading. Furthermore, to the extent certain Holders believe estimating a potential cash payment based on historical stock prices may be helpful, Section 2.4 of the Company Notice provides the high and low trading prices of the Common Stock since January 1, 2013.

David L. Orlic, Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

May 15, 2015

***

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the Staff comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert the Staff’s comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at (202) 371-7180.

Very truly yours,

/s/ Brian V. Breheny

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP

Copy to:	Thomas O’Neill
EnerSys

Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP